Local Culture Ferments

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-84.02
Farmer's Market	5,055.80
Local Culture	302,576.54
Local Culture Olives	2,523.00
Local Culture Online Sales	7,173.27
Square Discounts Given	-2.85
Uncategorized Income	0.00
Total Income	**$317,241.74**
Cost of Goods Sold	
Production Fees - COGS	19,319.85
Supplies & Materials - COGS	43.28
Jars	33,984.58
Labels	9,423.05
Produce	75,414.69
Salt for Production	1,230.58
Total Supplies & Materials - COGS	**120,096.18**
Total Cost of Goods Sold	**$139,416.03**
GROSS PROFIT	**$177,825.71**
Expenses	
Advertising & Marketing	2,179.76
Demos	40.12
Good Food Awards - other expenses	661.00
Promotions	6,177.95
Supplies	510.97
Trade Show - Expo West	8,465.00
Trade Show - Good Food Awards	1,815.00
Total Advertising & Marketing	**19,849.80**
Ask My Accountant	6.00
Automobile Expenses	0.00
Company Van	1,114.82
Company Van Insurance	591.76
Fuel	746.38
Total Automobile Expenses	**2,452.96**
Bank Charges & Fees	152.00
Cost of Labor	0.00
Payroll Fee	35.00
Total Cost of Labor	**35.00**
Farmer's Market Expenses	1,152.18

Local Culture Ferments

Profit and Loss
January - December 2021

	TOTAL
HACCP	2,264.11
Insurance	0.00
Business Insurance	1,016.00
Worker's Comp Insurance	1,192.00
Total Insurance	**2,208.00**
Interest Paid	249.54
Labor Posters	89.50
Legal Services	87.50
Merchant Service Fee	165.68
Office Supplies & Software	1,342.13
Payroll Expenses	0.00
Taxes	7,400.38
Wages	64,015.00
Total Payroll Expenses	**71,415.38**
Professional Fees	0.00
IX-ONE	950.00
Tax Preparation	724.67
Total Professional Fees	**1,674.67**
QuickBooks Payments Fees	441.07
Rent & Lease	0.00
Warehouse Rent	13,890.65
Total Rent & Lease	**13,890.65**
Repairs & Maintenance	50.00
Shipping, Freight & Delivery	3,772.90
bubble insulation	300.85
Plastic Wrap	64.49
Shipping Labels	81.00
Trailer Rental	847.80
Total Shipping, Freight & Delivery	**5,067.04**
Supplies & Materials	670.22
Taxes & Licenses	50.00
Franchise Tax Board	800.00
Nevada County	393.03
Organic Certification	857.61
State Licenses	863.00
Total Taxes & Licenses	**2,963.64**
Travel	0.00
Expo West	1,680.00
Total Travel	**1,680.00**

Local Culture Ferments

Profit and Loss
January - December 2021

	TOTAL
Utilities	4,689.53
Internet	882.51
Work Phone	612.16
Total Utilities	**6,184.20**
Warehouse Kitchen Supplies	2,420.32
Total Expenses	**$136,511.59**
NET OPERATING INCOME	**$41,314.12**
Other Income	
Other Miscellaneous Income	0.88
Small Business Grant	15,000.00
Total Other Income	**$15,000.88**
Other Expenses	
Owner Personal Discrepancy	14.95
Total Other Expenses	**$14.95**
NET OTHER INCOME	**$14,985.93**
NET INCOME	**$56,300.05**

Local Culture Ferments

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking-First US	24,793.86
Savings	30.00
Total Bank Accounts	**$24,823.86**
Accounts Receivable	
Accounts Receivable (A/R)	25,954.18
Invoice discrepancy	102.00
Total Accounts Receivable	**$26,056.18**
Other Current Assets	
Undeposited Funds	4,069.01
Total Other Current Assets	**$4,069.01**
Total Current Assets	**$54,949.05**
Fixed Assets	
Accumulated Depreciation	-15,047.00
L/H Improv-Warehouse Build Out	11,842.68
Container	5,641.90
Total L/H Improv-Warehouse Build Out	**17,484.58**
Machinery & Equipment	0.00
AC Unit	109.25
Container	9,008.00
Coolbot	471.30
Ferment Stands	1,058.72
Fermenter Vessels	21,359.75
Food Mixer	639.35
Forklift	9,903.36
Generator	1,503.92
Homebrew Equipment	4,004.40
Kitchen Sink	249.99
Labeler Machine	2,971.19
Refrigerator	8,436.96
Vacuum Sealer	351.38
Vegetable Shredder	2,933.03
Total Machinery & Equipment	**63,000.60**
Vehicles-Ford Transit Connect 2011	6,941.80
Total Fixed Assets	**$72,379.98**
TOTAL ASSETS	**$127,329.03**

Local Culture Ferments

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx - Fermenters 2021	0.00
Bank Transfer Card-CLOSED	0.00
Citi - Container	10,570.67
Fermenter Credit Card-CLOSED	0.00
Total Credit Cards	**$10,570.67**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CA PIT / SDI	266.05
CA SUI / ETT	201.29
Federal Taxes (941/944)	1,806.20
Federal Unemployment (940)	128.43
Total Payroll Liabilities	**2,401.97**
Sales Tax Payable	0.00
Total Other Current Liabilities	**$2,401.97**
Total Current Liabilities	**$12,972.64**
Long-Term Liabilities	
2020 Investment Loan	70,000.00
Loan Payable - Carlos & Carmen Escobar	0.00
Loan Payable - Lynn Frost & Jim McKee	0.00
Total Long-Term Liabilities	**$70,000.00**
Total Liabilities	**$82,972.64**
Equity	
Owner's Investment	47,030.12
Distributions	0.00
Total Owner's Investment	**47,030.12**
Partner's Equity	0.00
Partner's Equity-1 Cristina Africano	0.00
Partner Contributions-1 Cristina Africano	2,843.56
Total Partner's Equity-1 Cristina Africano	**2,843.56**
Partner's Equity-2 Chris Frost-McKee	0.00
Partner Contributions-2 Chris Frost McKee	2,843.55
Partner Distributions-2 Chris Frost McKee	-22,000.00
Total Partner's Equity-2 Chris Frost-McKee	**-19,156.45**
Partner's Equity-3 Sarah Frost-McKee	0.00
Partner Contributions-3 Sarah Frost-McKee	25.00

Local Culture Ferments

Balance Sheet

As of December 31, 2021

	TOTAL
Total Partner's Equity-3 Sarah Frost-McKee	**25.00**
Partner's Equity-4 Paul Trendler	0.00
Partner Contributions-4 Paul Trendler	25.00
Total Partner's Equity-4 Paul Trendler	**25.00**
Partner's Equity-5 Elissa Wolf Blank	0.00
Partner Contributions-5 Elissa Wolf Blank	10.00
Partner Distributions-5 Elissa Wolf Blank	-14,000.00
Total Partner's Equity-5 Elissa Wolf Blank	**-13,990.00**
Total Partner's Equity	**-30,252.89**
Retained Earnings	-28,720.89
Net Income	56,300.05
Total Equity	**$44,356.39**
TOTAL LIABILITIES AND EQUITY	**$127,329.03**

Local Culture Ferments

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	56,300.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-11,576.74
Invoice discrepancy	-102.00
AmEx - Fermenters 2021	0.00
Citi - Container	10,570.67
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	109.80
Payroll Liabilities:CA SUI / ETT	-172.27
Payroll Liabilities:Federal Taxes (941/944)	1,629.58
Payroll Liabilities:Federal Unemployment (940)	64.39
Sales Tax Payable	-233.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**290.21**
Net cash provided by operating activities	**$56,590.26**
INVESTING ACTIVITIES	
L/H Improv-Warehouse Build Out	-1,398.91
L/H Improv-Warehouse Build Out:Container	-5,641.90
Machinery & Equipment:AC Unit	-109.25
Machinery & Equipment:Container	-9,008.00
Machinery & Equipment:Coolbot	-471.30
Machinery & Equipment:Ferment Stands	-564.26
Machinery & Equipment:Fermenter Vessels	-7,776.54
Machinery & Equipment:Forklift	-9,903.36
Machinery & Equipment:Generator	-859.99
Machinery & Equipment:Labeler Machine	-1,506.43
Net cash provided by investing activities	**$ -37,239.94**
FINANCING ACTIVITIES	
Partner's Equity:Partner's Equity-2 Chris Frost-McKee:Partner Distributions-2 Chris Frost McKee	-22,000.00
Net cash provided by financing activities	**$ -22,000.00**
NET CASH INCREASE FOR PERIOD	**$ -2,649.68**
Cash at beginning of period	31,542.55
CASH AT END OF PERIOD	**$28,892.87**